SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

Nick Fell
BW Group Limited
Mapletree Business City, #18-01
10 Pasir Panjang Road Singapore 117438
Telephone: +65 (0) 6434 5818
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2017 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
BW Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
32,024,395 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
32,024,395 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,024,395 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Excludes 15,700 shares of Preferred Stock (as defined herein), which automatically convert into 15,700,000 shares of Common Stock (as defined herein) upon the Mandatory Exchange (as defined herein).

(2)
Based on the sum of (1) 94,622,903 shares of Common Stock outstanding as of March 21, 2017, and (2) 32,024,395 shares of Common Stock that will be issued by the Issuer to the reporting person in connection with the transaction described herein.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 3 of 8

Item 1.	SECURITY AND ISSUER

This statement relates to the Common Stock, par value $0.01 per share (“Common Stock”), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Item 2.	IDENTITY AND BACKGROUND

This statement is being filed by BW Group Limited (“BWG”), an exempted company limited by shares incorporated under the laws of Bermuda. The principal business of BWG is that of an investment holding company. The registered address of BWG is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the correspondence address of BWG is at Mapletree Business City, #18-01, 10 Pasir Panjang Road, Singapore 117438.

Set forth in Schedule A to this Statement are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of each of BWG, which is incorporated herein by reference.

During the last five years prior to the date hereof, none of BWG nor, to the knowledge of BWG, any of the other persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The response to Item 4 of this Schedule 13D is incorporated by reference herein.
Item 4.	PURPOSE OF TRANSACTION

On March 23, 2017, BWG and the Issuer entered into a Vessel Acquisition Agreement (the “Vessel Acquisition Agreement”), pursuant to which the Issuer agreed to purchase and accept delivery of nine existing very large crude carriers (“VLCCs”) and two newbuild contracts for two VLCCs from BWG, in exchange for (1) aggregate cash consideration in an amount equal to $177,360,000 and (2) aggregate equity consideration consisting of 32,024,395 shares of Common Stock and 15,700 shares of Series D Junior Participating Preferred Stock (“Preferred Stock”).

Each share of Preferred Stock has the same voting rights as, and is the economic equivalent to, 1,000 shares of Common Stock. From and after January 1, 2018, each share of Preferred Stock will be entitled to receive an additional dividend of 4% per annum (in addition to Common Stock equivalent dividends). In addition, each share of Preferred Stock will automatically convert into 1,000 shares (subject to certain adjustments as set forth in the Vessel Acquisition Agreement) of Common Stock on the date that is 15 days following the receipt of the Requisite Shareholder Approval (as defined in the Vessel Acquisition Agreement) and the Issuer’s filing of the Authorized Shares Amendment with the Registrar of Companies of the Republic of the Marshall Islands (the “Mandatory

CUSIP No. Y2065G121	SCHEDULE 13D	Page 4 of 8

Exchange”). Upon conversion of the Preferred Stock into 15,700,000 shares of Common Stock, and giving pro forma effect to the issuance of the equity consideration to BWG, BWG will beneficially own approximately 33.5% of the shares of Common Stock outstanding.

Pursuant to the Vessel Acquisition Agreement, the Issuer and BWG agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”), in the form attached as Annex II to the Vessel Acquisition Agreement, at the time of delivery of the first VLCC under the Vessel Acquisition Agreement (the “Initial Closing”). The Investor Rights Agreement generally provides BWG with the right, subject in each case to certain conditions and limitations, to, among other things, designate two individuals to serve as members of the board of directors of the Issuer (the “Board”). BWG’s first designee, Carsten Mortensen or another non-U.S. individual, is expected to be added to the Board upon the Initial Closing and BWG’s second designee is expected to be added to the Board by January 2, 2018. BWG’s right to designate two directors to the Board is subject to it (together with its controlled affiliates) continuing to hold at least 75% of the shares (on an as-converted basis) of Common Stock and Preferred Stock to be acquired under the Vessel Acquisition Agreement. BWG’s right to designate one director to the Board is subject to it (together with its controlled affiliates) continuing to hold at least 40% of the shares (on an as-converted basis) of Common Stock and Preferred Stock to be acquired under the Vessel Acquisition Agreement (and, in each case, at least 10% of the voting capital stock of the Issuer). BWG also has the right to designate a third member of the Board if the Articles Amendment (as defined below) is not obtained by October 31, 2017; such Board member will serve until the Articles Amendment is obtained.

The Investor Rights Agreement affords BWG certain registration rights, including piggyback registration rights. The Investor Rights Agreement also contains customary standstill restrictions on BWG. BWG (together with its controlled affiliates) is restricted from acquiring more than 45% of the voting capital stock of the Issuer, unless a majority of the independent directors of the Board consents to an exception. The standstill restrictions fall away when BWG’s ownership (together with its controlled affiliates) ceases to be at least 25% of the voting capital stock of the Issuer. The Investor Rights Agreement provides that BWG and its controlled affiliates shall, only with respect to any proposal related to the election or removal of directors of the Issuer’s Board, vote their shares (other than any Excess Shares, as defined in the Investor Rights Agreement) of voting capital stock in favor of nominees selected by the Board in accordance with the Investor Rights Agreement.

The Investor Rights Agreement provides that the Company shall amend its Amended and Restated Articles of Incorporation to increase the total authorized number of shares of Common Stock, in order to facilitate the conversion of the Preferred Stock issued to BWG into Common Stock (the “Articles Amendment”).

The closing of the sale and transfer of, and payment for, each of the nine existing VLCCs is expected to occur following the completion of each such VLCC’s current or next voyage. The novation and transfer of, and payment for, each of the two newbuild contracts is expected to occur as soon as reasonably practical. There exists an outstanding option to acquire one of BWG’s 2001 built VLCCs, and the Issuer will assume BWG’s obligations under the option. To the extent the option is exercised, the Issuer will pay to BWG the

CUSIP No. Y2065G121	SCHEDULE 13D	Page 5 of 8

excess of the purchase price for such VLCC over the value attributed to such VLCC in this transaction.

BWG may assign, in whole or in part, the Vessel Acquisition Agreement and its rights, interests or obligations thereunder to (i) any of its affiliates to which it transfers shares of Common Stock or Preferred Stock in accordance with the Investor Rights Agreement or (ii) any person who acquires, directly or indirectly, all or substantially all its consolidated assets (including by way of merger, or amalgamation or otherwise by operation of law).

The transactions contemplated by the Vessel Acquisition Agreement and the Investor Rights Agreement may result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including changes in the Issuer’s Board. BWG expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, and to the extent permitted under the terms of the Investor Rights Agreement, decide to: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer’s Board; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as BWG may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in Items 4(a) through (j) of Schedule 13D.

Also, consistent with the above, BWG may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

The summary contained herein of the Vessel Acquisition Agreement, including the Investor Rights Agreement attached thereto as Annex II, does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)

As of March 23, 2017, BWG may be deemed to beneficially own 32,024,395 shares of Common Stock, representing approximately 25.3% of the outstanding shares of Common Stock. This amount excludes 15,700 shares of Preferred Stock, which automatically convert into 15,700,000 shares of Common Stock upon the Mandatory Exchange.

The foregoing beneficial ownership percentage is based on the sum of (1) 94,622,903 shares of Common Stock outstanding as of March 21, 2017, as reported in the Vessel Acquisition Agreement, and (2) 32,024,395 shares of Common Stock that will be issued by the Issuer to BWG in connection with the Vessel Acquisition Agreement.

(b)	BWG has sole voting power and sole dispositive power over 32,024,395 shares of Common Stock.

CUSIP No. Y2065G121	SCHEDULE 13D	Page 6 of 8

(c)	Except as described herein, no transactions in the Common Stock were effected during the past 60 days by BWG.

(d)
As of the date herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by BWG’s identified in Item 5.

(e)	This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

On March 18, 2017, a subsidiary of BWG and the Issuer entered into a confidentiality agreement in connection with the negotiation of the transaction described herein.

Except as described herein and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Vessel Acquisition Agreement, dated March 23, 2017, between the Issuer and BWG (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Issuer on March 24, 2017).

CUSIP No. Y2065G121	SCHEDULE 13D	Page 7 of 8

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: April 3, 2017

BW Group Limited
By:	/s/ Nicholas John Oxleigh Fell
	Name:	Nicholas John Oxleigh Fell
	Title:	Authorized Signatory

CUSIP No. Y2065G121	SCHEDULE 13D	Page 8 of 8

SCHEDULE A

Directors and Executive Officers of BW Group Limited

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chairman and Company Director	Austrian
Amaury de Seze	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	French
Christian Clausen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Danish
John B. Harrison	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Sir John Rose	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British
Tan Hwee Hua @ Lim Hwee Hua	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean

Executive Officers
Carsten Mortensen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Executive Officer	Danish
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Corporate Services & General Counsel	British
Yngvil Signe Eriksson Asheim	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW LNG	Norwegian
Lars Pedersen	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Managing Director, BW Fleet Management	Danish
Sebastien Brochet	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President, Strategy, Corporate Development & HR	French
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Senior Vice President	Singaporean
Jakob Bergholdt	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Chief Financial Officer	Danish